

November 8, 2023

Scott R. Behrens
Chief Executive Officer
Stepan Company
1101 Skokie Blvd., Suite 500
Northbrook, IL 60062

Re: Stepan Company
Annual Report on Form 10-K for the year ended December 31, 2022
File No. 001-04462

Dear Scott R. Behrens:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services